                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                             (Amendment No. _____)*

                                   AT&T CORP.
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                                (Name of Issuer)


            WIRELESS GROUP COMMON STOCK, PAR VALUE $1.00 PER SHARE
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                         (Title of Class of Securities)


                                   001957406
                -----------------------------------------------
                                (CUSIP Number)

                               Kiyoyuki Tsujimura
                  Managing Director-Global Business Department
                                NTT DoCoMo, Inc.
                                Sanno Park Tower
                      11-1, Nagata-cho 2-chome Chiyoda-ku
                              Tokyo 100-6150 Japan
                               011-81-3-5563-2200

                                with a copy to:

                               Alison S. Ressler
                              Sullivan & Cromwell
                             1888 Century Park East
                             Los Angeles, CA 90067
                                 (310) 712-6600
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                             December 27, 2000
             -----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                       ----------------------
CUSIP NO. 001957406                                       PAGE  1   OF ___ PAGES
-------------------                                       ----------------------
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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          NTT DOCOMO, INC. - Not Applicable.
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                   (a)  [ ]
     Not Applicable                                (b)  [ ]
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3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

           BK
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)             [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           Japan
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                                             7.   SOLE VOTING POWER
  NUMBER OF                                       0
   SHARES                                    -----------------------------------
 BENEFICIALLY                                8.   SHARED VOTING POWER
   OWNED BY                                       448,004,162
    EACH                                     -----------------------------------
 REPORTING                                   9.   SOLE DISPOSITIVE POWER
   PERSON                                         0
    WITH                                     -----------------------------------
                                             10.  SHARED DISPOSITIVE POWER
                                                  448,004,162
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     448,004,162
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     Not Applicable                                [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     55.4% (represents approximately a 17.4% economic interest in Wireless Group; see Item 5).
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

-------------------                                       ----------------------
CUSIP NO. 001957406                                       PAGE  1   OF ___ PAGES
-------------------                                       ----------------------
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Nippon Telegraph and Telephone Corporation - Not Applicable.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [ ]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                            [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Japan
--------------------------------------------------------------------------------
                                             7.   SOLE VOTING POWER
  NUMBER OF                                       0
   SHARES                                    -----------------------------------
 BENEFICIALLY                                8.   SHARED VOTING POWER
   OWNED BY                                       448,004,162
    EACH                                     -----------------------------------
 REPORTING                                   9.   SOLE DISPOSITIVE POWER
   PERSON                                         0
    WITH                                     -----------------------------------
                                             10.  SHARED DISPOSITIVE POWER
                                                  448,004,162
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     448,004,162
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     Not Applicable                                     [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     55.4% (Represents approximately a 17.4% interest in the Wireless Group)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     HC, CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

-------------------                                       ----------------------
CUSIP NO. 001957406                                       PAGE  1   OF ___ PAGES
-------------------                                       ----------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DCM Capital USA (UK) Limited - Not Applicable.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                   (a)  [ ]
                                                   (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)             [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     England and Wales
--------------------------------------------------------------------------------
                                             7.   SOLE VOTING POWER
  NUMBER OF                                       0
   SHARES                                    -----------------------------------
 BENEFICIALLY                                8.   SHARED VOTING POWER
   OWNED BY                                       448,004,162
    EACH                                     -----------------------------------
 REPORTING                                   9.   SOLE DISPOSITIVE POWER
   PERSON                                         0
    WITH                                     -----------------------------------
                                             10.  SHARED DISPOSITIVE POWER
                                                  448,004,162
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     448,004,162
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     Not Applicable                                     [ ]
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     55.4% (Represents approximately a 17.4% interest in the Wireless Group)
-------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

ITEM 1    Security and Issuer.

          This statement on Schedule 13D relates to the Wireless Group Common Stock, par value $1.00 per share (the "Wireless Group Common Stock"), of AT&T Corp., a New York Corporation ("AT&T" or the "Issuer"). The principal executive offices of AT&T are located at 32 Avenue of the Americas, New York, New York 10013-2412.


ITEM 2    Identity and Background.

          This statement is filed by Nippon Telegraph and Telephone Corporation, a corporation organized under the laws of Japan ("NTT") on its own behalf and on behalf of NTT DoCoMo, Inc., a corporation organized under the laws of Japan ("DoCoMo") and DCM Capital USA (UK) Limited, a company organized under the laws of England and Wales ("DCM Capital") (collectively the "Reporting Entities"), with respect to shares issuable to DCM Capital upon conversion of securities to be purchased by DCM Capital from AT&T and upon exercise of warrants and conversion of the securities issued upon exercise thereof, in each case as described in Item 5. NTT owns approximately 67% of the outstanding voting securities of DoCoMo and DoCoMo owns 100% of the outstanding voting securities of DCM Capital.

          The principal business of DoCoMo consists of providing wireless telecommunications services to subscribers located primarily in Japan. The name, citizenship, principal occupation and business address of each executive officer and director of DoCoMo as of the date of this statement are set forth on
Schedule I hereto, which is incorporated by reference herein. DoCoMo's principal executive offices are located at DoCoMo, Inc., Sanno Park Tower, 11-1, Nagata-cho 2-chome, Chiyoda-ku, Tokyo 100-6150, Japan.

          The principal business of NTT covers regional, long-distance and international communications services, mobile communication services, and data communication services. The name, citizenship, principal occupation and business address of each executive officer and director of NTT as of the date of this statement, which is incorporated herein by reference are set forth on
Schedule II hereto. NTT's principal executive offices are located at Nippon Telegraph and Telephone Corporation, 3-1 Otemachi 2-chome, Chiyoda-ku Tokyo 100-8116, Japan.

          The principal business of DCM Capital includes making, owning and holding strategic investments. The name, citizenship, principal occupation and business address of each executive officer and director of DCM Capital as of the date of this statement are set forth on Schedule III hereto, which is incorporated by reference herein. DCM Capital's principal executive offices are located at Sanno Park Tower, 11-1, Nagata-cho 2-chome, Chiyoda-ku, Tokyo 100-6150, Japan.

          NTT owns approximately 67% of the outstanding voting securities of DoCoMo and may, pursuant to Rule 13-d(3) promulgated under the Securities Exchange Act of 1934, as amended ("Rule 13d-3"), be deemed to control the voting and disposition of the Wireless Group Common Stock beneficially owned by DoCoMo. However, the filing of this statement shall in no way be construed as an admission that NTT is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of the Wireless Group Common Stock.

          DoCoMo owns 100% of the outstanding voting securities of DCM Capital which DoCoMo intends to use as the investment vehicle to hold the New Tracking Stock (as defined in Item 3, below) and the shares of Wireless Group Common Stock issuable on conversion thereof.

          During the past five years, none of NTT, DoCoMo, DCM Capital, or, to the knowledge of each of the Reporting Entities, any of the persons listed on
Schedule I, Schedule II or Schedule III, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


ITEM 3    Source and Amount of Funds or Other Consideration.

          DoCoMo has agreed to acquire shares of a new series of wireless group preferred tracking stock (the "New Tracking Stock") from AT&T which are convertible into shares of Wireless Group Common Stock and to acquire warrants (the "Warrants") to acquire additional shares of New Tracking Stock that are also convertible into shares of Wireless Group Common Stock. DoCoMo currently plans to assign this right to DCM Capital. The New Tracking Stock is designed to track the performance of the AT&T Wireless Group (as defined in the AT&T certificate of incorporation).

          As of the date hereof, DoCoMo contemplates that the funds to be used to consummate the purchase of the New Tracking Stock and Warrants shall come from a short-term loan of 1.2 trillion yen from various lenders. The aggregate purchase price payable by DoCoMo for the New Tracking Stock and Warrants (in each case as described in Items 5 and 6 below) is $9,811,079,720.


ITEM 4    Purpose of the Transaction.

          DoCoMo has agreed to acquire the New Tracking Stock and Warrants for the purpose of investment and for the purpose of establishing a strategic alliance with AT&T's Wireless Group with respect to mobile multimedia technology. Neither NTT, DoCoMo nor DCM Capital has any present plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D. Each of NTT, DoCoMo and DCM Capital, however, expects to evaluate on an ongoing basis AT&T's financial condition, business, operations and prospects, the market price of AT&T's stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, each of NTT, DoCoMo and DCM Capital reserves the right to change its plans and intentions at any time, as it deems appropriate, subject to relevant legal restrictions and certain contractual restrictions described in Item 6 below. Item 6 also describes the reporting persons' plans or proposals which relate to or would result in any change in the present board of directors or management of the Issuer and is incorporated herein by reference.


ITEM 5.   Interest in Securities of the Issuer.

          (a) As of the date hereof, by virtue of the Securities Purchase Agreement with AT&T described in Item 6 below, DoCoMo directly beneficially owns 812,511.778 shares of New Tracking Stock (convertible into 406,255,889 shares of Wireless Group Common Stock) and warrants to acquire an additional 83,496.546 shares of New Tracking Stock (convertible into 41,748,273 shares of Wireless Group Common Stock) for a total direct beneficial ownership of 896,008.324 shares of New Tracking Stock (convertible into a total of 448,004,162 shares of Wireless Group Common Stock). The shares of New Tracking Stock to be issued to DoCoMo (not including those issuable upon exercise of the Warrants) are convertible into approximately 53.0% of the shares of Wireless Group Common Stock outstanding or approximately 55.4% (including the shares issuable on conversion of the New tracking Stock acquirable on exercise of the Warrants), based on 360,971,000 shares of Wireless Group Common Stock outstanding as of October 31, 2000 as set forth in AT&T's quarterly report on Form 10-Q for the quarter ended September 30, 2000. The New Tracking Stock and the Warrants together represent approximately 17.4% of the economic interests in the Wireless Group of AT&T. The remainder of the economic interests in the Wireless Group are held by AT&T (approximately 68.6%) and the holders of Wireless Group Common Stock (approximately 14.0%).

          As of the date hereof, NTT indirectly beneficially owns (by virtue of NTT's approximate 67% ownership of DoCoMo) 812,511.778 shares of New Tracking Stock (convertible into 406,255,889 shares of Wireless Group Common Stock) and Warrants to acquire an additional 83,496.546 shares of New Tracking Stock (convertible into 41,748,273 shares of Wireless Group Common Stock) for a total indirect beneficial ownership of 896,008.324 shares of New Tracking Stock (convertible into a total of 448,004,162 shares of Wireless Group Common Stock). The shares of New Tracking Stock to be issued to DoCoMo (not including those issuable upon exercise of the Warrants) are convertible into approximately 53.0% of the shares of Wireless Group Common Stock outstanding or approximately 55.4% (including the shares issuable on conversion of the New tracking Stock acquired on exercise of the Warrants), based on 360,971,000 shares of Wireless Group Common Stock outstanding as of October 31, 2000 as set forth in AT&T's quarterly report on Form 10-Q for the quarter ended September 30, 2000. The New Tracking Stock and the Warrants together constitute an interest of approximately 17.4% in the Wireless Group of AT&T. The remainder of the economic interests in the Wireless Group are held by AT&T (approximately 68.6%) and the holders of Wireless Group Common Stock (approximately 14.0%).

          As of the date hereof, DCM Capital may directly beneficially own (by virtue of DoCoMo's intention to use DCM Capital as the vehicle to hold the AT&T New Tracking Stock) 812,511.778 shares of New Tracking Stock (convertible into 406,255,889 shares of Wireless Group Common Stock) and Warrants to acquire an additional 83,496.546 shares of New Tracking Stock (convertible into 41,748,273 shares of Wireless Group Common Stock) for a total beneficial ownership of 896,008.324 shares of New Tracking Stock (convertible into a total of 448,004,162 shares of Wireless Group Common Stock). The shares of New Tracking Stock (not including those issuable upon exercise of the Warrants) are convertible into approximately 53.0% of the shares of Wireless Group Common Stock outstanding or approximately 55.4% (including the shares issuable on conversion of the New tracking Stock acquired on exercise of the Warrants), based on 360,971,000 shares of Wireless Group Common Stock outstanding as of October 31, 2000 as set forth in AT&T's quarterly report on Form 10-Q for the quarter ended September 30, 2000. The New Tracking Stock and the Warrants together constitute an interest of approximately 17.4% in the Wireless Group of AT&T. The remainder of the economic interests in the Wireless Group are held by AT&T (approximately 68.6%) and the holders of Wireless Group Common Stock (approximately 14.0%).

          (b) Each of NTT, DoCoMo and DCM Captial shares the power to vote and dispose or direct the disposition of shares of Wireless Group Common Stock as indicated in pages 1 and 2 above.

          (c) Other than as disclosed herein, neither NTT, DoCoMo nor DCM Capital has made any purchases of Wireless Group Common Stock in the last 60 days.

          (d)  Not applicable.

          (e)  Not applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On November 30, 2000, DoCoMo, AT&T Wireless Services, Inc., a wholly-owned subsidiary of AT&T ("AT&T Wireless"), and AT&T entered into a letter agreement with attached term sheet and annexes thereto (collectively, the "Letter Agreement") providing for the acquisition by DoCoMo of (1) shares of a new series of preferred stock of AT&T, the New Tracking Stock, which is designed to track the performance of AT&T's Wireless Group and is convertible into shares of AT&T's Wireless Group Common Stock and (2) Warrants to acquire additional shares of New Tracking Stock. On December 20, 2000, DoCoMo, AT&T Wireless and AT&T entered into a Securities Purchase Agreement, an Investor Agreement and a Warrant Agreement that superseded the Letter Agreement in its entirety. The number of shares of New Tracking Stock to be issued to DoCoMo pursuant to the Securities Purchase Agreement and issuable upon exercise of the Warrants is as set forth in Item 5. The shares of Wireless Group Common Stock issuable upon conversion of the shares of New Tracking Stock to be issued to DoCoMo constitute approximately 55.4% of the Wireless Group Common Stock outstanding, representing approximately a 17.4% interest in the Wireless Group.

          The Investor Agreement also provides for a strategic alliance between DoCoMo and AT&T Wireless involving the formation by AT&T Wireless of a subsidiary that will serve as a vehicle for the parties to cooperate in operational and technological matters affecting the delivery of mobile multimedia services as well as the development and delivery of mobile multimedia content and applications in North America.

          Assignment. Under the Securities Purchase Agreement, the Investor Agreement and the Warrant Agreement, DoCoMo has the right to assign its interest in such agreements to a wholly-owned subsidiary of DoCoMo, provided that such subsidiary assumes DoCoMo's obligations under those agreements. DoCoMo currently expects to assign its rights under those agreements to DCM Capital.

          Use of Proceeds. The Securities Purchase Agreement provides that $6,159,464,289 of the proceeds from the investment will be contributed to AT&T Wireless simultaneously with the closing of the investment and $3,651,615,431 will be retained by AT&T Corp.

          Directors and Officers. Prior to the date of the spin-off of AT&T's Wireless Group (the "Spin-off"), DoCoMo is entitled to designate one director to the AT&T Board of Directors and one member of the AT&T Capital Stock Committee. DoCoMo also has the right to appoint at least two and no more than five DoCoMo employees as employees of AT&T Wireless. These employees will have the titles of "Manager-Finance" and/or "Director of Technology," or such other titles as DoCoMo and AT&T Wireless shall agree. DoCoMo will lose these management positions in the event DoCoMo's share of the Wireless Group falls below 10% for a period of 60 days or more. However, so long as DoCoMo retains at least 10/16 of its original investment, DoCoMo will not lose these positions unless its share of the Wireless Group falls below 8% for a period of 60 days or more. In addition, DoCoMo will be entitled to select one senior executive of DoCoMo to serve on the Senior Leadership Team of AT&T Wireless to participate in meetings in which principal decisions relating to AT&T Wireless are discussed.

          Voting Rights. Pursuant to a Certificate of Amendment attached as an exhibit to the Securities Purchase Agreement and that sets forth the terms of the New Tracking Stock, each share of New Tracking Stock will be entitled to a number of votes per share equal to the number of votes to which the Wireless Group Common Stock into which such share of New Tracking Stock is then convertible is entitled.

          Voting Agreements. Pursuant to the Investor Agreement, DoCoMo agrees to vote its shares with respect to the election of directors to the AT&T Board either (1) in favor of the slate of directors nominated by the Board of Directors or (2) for, against, or abstaining with respect to each nominee for director in the same proportion as the votes of all stockholders other than DoCoMo and its affiliates.

          Standstill Provisions. For a period of two years from the consummation of the Spin-off, DoCoMo may not, subject to certain exceptions, (1) acquire directly or indirectly beneficial ownership of any additional voting securities or assets of AT&T, (2) enter into or publicly propose to enter into any merger or other business combination or change of control involving AT&T or its subsidiaries, (3) make or participate in any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of securities of AT&T, (4) call a meeting of the shareholders of AT&T or initiate any shareholder proposal, (5) contest the standstill described herein or seek a release from such standstill in a way that would lead to public disclosure thereof, (6) form, join or participate in a "group" within the meaning of Rule 13(d)(3) promulgated under the Securities Exchange Act, as amended, with respect to any securities of AT&T, (7) seek any representation on the AT&T Board of Directors other than as provided by the Investor Agreement, or seek the removal of any directors from the AT&T Board of Directors or seek a change in the size or composition of the AT&T Board of Directors, (8) enter into any discussions or negotiations with respect to any of the foregoing, (9) disclose any intention, plan or arrangement with respect to the foregoing, (10) take, solicit, propose or agree with any other person to take any actions designed to affect or change the control of the Board of Directors, senior executive management or voting equity of AT&T or (11) advise, assist or encourage any other person in connection with any of the foregoing.

          Preemptive Rights. Subject to certain limitations, DoCoMo shall have the right to participate in any new equity issuances by AT&T to maintain DoCoMo's proportionate interest in AT&T's Wireless Group. In the event DoCoMo's interest in the Wireless Group falls below 10% for a period of 60 days or more, DoCoMo would lose this preemptive right. However, if DoCoMo retains at least 10/16 of its original investment, DoCoMo will not lose its preemptive rights unless its ownership drops below 8% for a period of 60 days.

          Spin-off Related Put Right. Subject to certain limitations, if AT&T has not consummated the Spin-off by January 1, 2002 (or by March 15, 2002, provided AT&T has not received a satisfactory tax ruling on the Spin-off but is actively seeking such ruling), DoCoMo will have the option to require AT&T to repurchase from DoCoMo the New Tracking Stock and Warrants. The repurchase price will be equal to DoCoMo's original purchase price of the New Tracking Stock and Warrants, plus interest thereon from the initial issuance date to the date of redemption at a rate per annum that will vary based on the time period from closing to the redemption (the "Cost of Carry").

          Technology Default Obligation. Under the Investor Agreement, AT&T has agreed to launch service based on W-CDMA technology in 13 of the 50 top wireless markets in the United States by June 30, 2004. Subject to certain limitations, in the event AT&T fails to meet this technology commitment, except for causes beyond AT&T's control, or if AT&T's Board of Directors should approve a change to an alternative third-generation technology, DoCoMo will have the right to cause AT&T to repurchase the New Tracking Stock and Warrants. The repurchase price will equal the original purchase price plus DoCoMo's Cost of Carry thereon from initial issuance to the repurchase date. AT&T has the right, as an alternative to the repurchase, to cause DoCoMo to sell its shares of New Tracking Stock in the market (pursuant to a registered offering), provided that AT&T will reimburse DoCoMo for any amount by which the proceeds in such public sale are less than the otherwise applicable repurchase price.

          Redemption. Under the terms of the New Tracking Stock, AT&T has the right to redeem the New Tracking Stock under certain circumstances. First, AT&T may redeem the New Tracking Stock, in the event of a "tax event" with respect to the Wireless Group Common Stock that would have similar consequences with respect to the New Tracking Stock. Generally, a tax event with respect to the Wireless Group Common Stock means the receipt by AT&T of an opinion of counsel that there is a substantial likelihood that changes in the tax laws would (i) cause the issuance of Wireless Group Common Stock to be treated as a sale or other disposition, (ii) cause the Wireless Group Common Stock to be treated as other than capital stock under the tax laws or (iii) subject AT&T, its subsidiaries or the shareholders or AT&T or AT&T Wireless to adverse tax consequences by virtue of the Wireless Group Common Stock. Second, AT&T may redeem the New Tracking Stock in the event AT&T shall not have completed the Spin-off by April 26, 2002, shall have abandoned the Spin-off and shall have no intention to complete the Spin-off. In each case, the right of redemption is subject to the redemption of all outstanding shares of Wireless Group Common Stock. The redemption price payable to DoCoMo is DoCoMo's original purchase price of the New Tracking Stock and Warrants, plus Cost of Carry thereon from the initial issuance date to the date annual rate of redemption, plus interest thereon at a 3% for the period from initial issuance to redemption.

          Veto Rights. Under the Investor Agreement, subject to certain limitations, AT&T will not take any of the following actions without the consent of DoCoMo: (1) a sale of substantially all the assets of the Wireless Group, (2) a merger, consolidation or other business combination involving all or substantially all of the business of the Wireless Group, (3) certain acquisitions of businesses or assets to be contributed to AT&T Wireless for aggregate consideration in excess of $17 billion, (4) issuances of economic interests representing in excess of 15% of the economic interests in the Wireless Group, subject to certain exceptions,(5) payment of cash dividends on or repurchases of Wireless Group Common Stock and (6) certain (A) amendments to the certificate of incorporation or by-laws of AT&T to the extent such amendments would have an adverse effect on the New Tracking Stock, (B) changes to the draft separation and distribution agreements prepared in connection with the Spin-off that would have a material adverse effect on the Wireless Group and
(C) material new agreements between AT&T or its subsidiaries on the one hand and the Wireless Group and its subsidiaries on the other hand.

          Liquidation. Under the terms of the New Tracking Stock, the New Tracking Stock will be entitled to an aggregate liquidation preference of $3.65 billion in the event of an involuntary liquidation, dissolution or winding up of AT&T. In the event of a voluntary liquidation, dissolution or winding up of AT&T, the New Tracking Stock would convert into Wireless Group Common Stock immediately prior to such liquidation, dissolution or winding up.

          Registration Rights. Under the Investor Agreement, DoCoMo is entitled to piggy-back registration rights and up to six registration demands, provided the aggregate value of each such demand is greater than $500 million. However, DoCoMo may not exercise more than one demand in any one 7 1/2 month period. In addition, DoCoMo may exercise its registration rights only if DoCoMo owns at the relevant time at least $1 billion of securities or 2% of the economic interests in the Wireless Group.

          The foregoing descriptions of the Securities Purchase Agreement, the Investor Agreement and the Warrant Agreement are subject to, and qualified in their entirety by reference to, such agreements, which are filed as exhibits hereto and incorporated by reference in this Item 6.

          Except as described in this statement, none of NTT, DoCoMo, DCM Capital or, to the knowledge of NTT, DoCoMo or DCM Capital, any of the persons listed on Schedules I, II or III hereto, is a party to any contract, arrangement, understanding or relationship with respect to any securities of AT&T.

ITEM 7.   Material to be Filed as Exhibits

Exhibit No.                 Document
-----------                 --------
1             Joint Filing Agreement.

2             Securities Purchase Agreement, dated as of
              December 20, 2000, by and among NTT DoCoMo,
              Inc, AT&T Corp. and AT&T Wireless Services,
              Inc., incorporated by reference to Exhibit
              10.1 of the current report on Form 8-K filed by AT&T Corp. on December 22, 2000.

3             Investor Agreement, dated as of December 20,
              2000, by and among NTT DoCoMo, Inc., AT&T
              Corp. and AT&T Wireless Services, Inc.,
              incorporated by reference to Exhibit 10.2 of the current report on Form 8-K filed by AT&T
              Corp. on December 22, 2000.

4             Warrant Agreement, dated as of December 20,
              2000, by and among NTT DoCoMo, Inc., AT&T
              Corp. and AT&T Wireless Services, Inc.
              incorporated by reference to Exhibit 10.3 of the current report on Form 8-K filed by AT&T
              Corp. on December 22, 2000.

*5            Summary of the terms of the Loan Commitment
              Agreement, dated January 5, 2001, among NTT
              DoCoMo, Inc. and various lenders. Pursuant to Rule 24b-2 promulgated under the Securities
              Exchange Act of 1934, certain confidential portions of such summary are omitted and are separately filed with the Securities and Exchange Commission.

*   To be filed by amendment.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2001



                         NTT DOCOMO, INC.



                         By:    /s/ Yoshinori Uda
                             ----------------------------------------
                         Name:      Yoshinori Uda
                         Title:     Senior Executive Vice President

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2001



                              NIPPON TELEGRAPH AND TELEPHONE CORPORATION



                              By: /s/ Kanji Koide
                                  -----------------------------------
                              Name:   Kanji Koide
                              Title:  Senior Vice President

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2001



                              DCM CAPITAL USA (UK) LIMITED



                              By: /s/ Masao Nakamura
                                  ---------------------------------------
                              Name:   Masao Nakamura
                              Title:  Chairman

                                   SCHEDULE I

                      Executive Officers and Directors of
                                NTT DoCoMo, Inc.
                             As of January 8, 2001


----------------------------------------------------------------
Name                    Citizenship    Present Principal
                                       Occupation or Employment,
                                       Including Name, Principal
                                       Business and Address of
                                       Each Corporation or
                                       Organization(1)
----------------------------------------------------------------
Kouji Ohboshi           Japan          Chairman
----------------------------------------------------------------
Keiji Tachikawa         Japan          President and Chief
                                       Executive Officer
----------------------------------------------------------------
Norioki Morinaga        Japan          Senior Executive Vice
                                       President, Research and
                                       Development Division
----------------------------------------------------------------
Ryuji Murase            Japan          Senior Executive Vice
                                       President
----------------------------------------------------------------
Yoshinori Uda           Japan          Senior Executive Vice
                                       President, Global
                                       Business Division
----------------------------------------------------------------
Hideki Nomura           Japan          Executive Vice President,
                                       Marketing Division and
                                       IMT-2000 Marketing Office
----------------------------------------------------------------
Shiro Tsuda             Japan          Executive Vice President,
                                       Network Division and IMT
                                       2000 Net Work Office
----------------------------------------------------------------
Toyotaro Kato           Japan          Executive Vice President,
                                       Corporate Marketing
                                       Division
----------------------------------------------------------------
Shuichi Shindo          Japan          Executive Vice President,
                                       General Manager of
                                       Kanagawa Branch Yokohama
                                       Media Tower, 4-3-3
                                       Minato-mirai, Nishi-ku,
                                       Yokohama-shi, Kanagawa
                                       220-8536, Japan
----------------------------------------------------------------

----------------------------------------------------------------
Masao Nakamura          Japan         Executive Vice President,
                                      Chief Financial Officer
----------------------------------------------------------------
Nobuharu Ono            Japan         Executive Vice President,
                                      Mobile Multimedia
                                      Division
----------------------------------------------------------------
Itsuki Tomioka          Japan         Executive Vice President,
                                      General Affairs
                                      Department and Corporate
                                      Citizenship Office
----------------------------------------------------------------
Eisaku Sugiyama         Japan         Senior Vice President,
                                      General Manager of
                                      Customer Satisfaction
                                      Department
----------------------------------------------------------------
Kazushige Sakoh         Japan         Senior Vice President,
                                      General Manager of
                                      Network Planning
                                      Department
----------------------------------------------------------------
Kota Kinsoshita         Japan         Senior Vice President,
                                      Research and Development
                                      Division
----------------------------------------------------------------
Ken-ichi Aoki           Japan         Senior Vice President,
                                      General Manager of Chiba
                                      Branch7-7 Chiba-ko, Chuo-
                                      ku Chiba-shi, Chiba 262-
                                      0026, Japan
----------------------------------------------------------------
Kimio Tani              Japan         Senior Vice President,
                                      General Manager of
                                      Marketing Planning
                                      Department
----------------------------------------------------------------
Hideaki Nakashima       Japan         Senior Vice President,
                                      General Manager of
                                      Examinations Office
----------------------------------------------------------------
Hideki Ishikawa         Japan         Senior Vice President,
                                      General Manager of
                                      Shinjuku Branch Shinjuku
                                      NS Building, 2-4-1 Nishi-
                                      Sinjuku, Shinjuku-ku,
                                      Tokyo 163-0836 Japan
----------------------------------------------------------------
Hideaki Yumiba          Japan         Senior Vice President,
                                      General Manager of Core
                                      Network Development
                                      Department - Yokosuka R&D

----------------------------------------------------------------
                                      Center, 3-5, Hikari no
                                      oka, Yokosuka-shi
                                      Kanagawa, 238-0000, Japan
----------------------------------------------------------------
Kunito Abe              Japan         Senior Vice President,
                                      Generaal Manager of
                                      Toranomon Branch
                                      Shiroyama JT Mori
                                      Building, 4-3-1,
                                      Toranomon, Minato-ku,
                                      Tokyo, 105-6017, Japan
----------------------------------------------------------------
Yoshihiro Yoshioka      Japan         Senior Vice President,
                                      General Manager of
                                      Service Operation and
                                      Maintenance Department
----------------------------------------------------------------
Kunio Ishikawa          Japan         Senior Vice President,
                                      General Manager of
                                      Personnel Development
                                      Department
----------------------------------------------------------------
Kunio Ushioda           Japan         Senior Vice President,
                                      Corporate Marketing
                                      Department
----------------------------------------------------------------
Masayuki Hirata         Japan         Senior Vice President,
                                      General Manager of
                                      Affiliated Company
                                      Department
----------------------------------------------------------------
Noboru Inoue            Japan         Senior Vice President,
                                      General Manager of Public
                                      Relations Department
----------------------------------------------------------------
Kei-ichi Enoki          Japan         Senior Vice President,
                                      General Manager of
                                      Gateway Business
                                      Department
----------------------------------------------------------------
Shigehiko Suzuki        Japan         Senior Vice President,
                                      Department 3 NTT Corp.
                                      3-1, Ootemachi 2-chome,
                                      Chiyoda-ku, Tokyo 100-
                                      8116, Japan
----------------------------------------------------------------

(1) Unless otherwise indicated, the business address of each of the named persons is Sanno Park Tower, 11-1, Nagata-cho 2-chome, Chiyoda-ku, Tokyo 100-6150.

                                  SCHEDULE II

                      Executive Officers and Directors of
                   Nippon Telegraph and Telephone Corporation
                             As of January 8, 2001


---------------------------------------------------------------
Name                   Citizenship   Present Principal
                                     Occupation or Employment,
                                     Including Name, Principal
                                     Business and Address of
                                     Each Corporation or
                                     Organization(1)
---------------------------------------------------------------
Jun-ichiro Miyazu      Japan         President
---------------------------------------------------------------
Norio Wada             Japan         Senior Executive Vice
                                     President
---------------------------------------------------------------
Yusuke Tachibana       Japan         Senior Executive Vice
                                     President
---------------------------------------------------------------
Haruki Matsuno         Japan         Senior Executive Vice
                                     President
---------------------------------------------------------------
Kanji Koide            Japan         Senior Vice President,
                                     Department 1
---------------------------------------------------------------
Shigehiko Suzuki       Japan         Senior Vice President,
                                     Department 2
---------------------------------------------------------------
Hiromi Wasai           Japan         Senior Vice President,
                                     Information Sharing
                                     Business Development
---------------------------------------------------------------
Toyohiko Takabe        Japan         Senior Vice President,
                                     Department 5
---------------------------------------------------------------
Satoru Miyamura        Japan         Senior Vice President,
                                     Department 4
---------------------------------------------------------------
Takashi Imai           Japan         Outside Director;
                                     Chairman of Nippon Steel
                                     Corporation, 6-3 Otemachi
                                     2-chome, Chiyoda-ku,
                                     Tokyo, Japan. The
                                     principal business of
                                     Nippon Steel Corporation
                                     is the manufacturing of
                                     steel and related
                                     industries.
---------------------------------------------------------------

---------------------------------------------------------------
Yotaro Kobayashi       Japan         Outside Director;
                                     Chairman of Fuji Xerox
                                     Co., Ltd., 17-22 Akasaka
                                     2-chome, Chiyoda-ku,
                                     Tokyo, Japan. The
                                     principal business of
                                     Fuji Xerox Co., Ltd. is
                                     the manufacture of
                                     copying and printing
                                     equipment.
---------------------------------------------------------------

(1) Unless otherwise indicated, the business address of each of the named persons is 3-1 Ootemachi 2-chome, Chiyoda-ku Tokyo 100-8116 Japan.

                                  SCHEDULE III

                      Executive Officers and Directors of
                          DCM Capital USA (UK) Limited
                             As of January 8, 2001


------------------------------------------------------------
Name                 Citizenship   Present Principal
                                   Occupation or Employment,
                                   Including Name, Principal
                                   Business and Address of
                                   Each Corporation or
                                   Organization(1)
------------------------------------------------------------
Masao Nakamura       Japan         Chairman and Director;
                                   Executive Vice President,
                                   Chief Financial Officer
                                   of NTT DoCoMo, Inc.
------------------------------------------------------------
Katsutaka Higa       Japan         Director; Treasurer of
                                   NTT DoCoMo, Inc.
------------------------------------------------------------
Manabu Moriya        Japan         Secretary; General
                                   Manager of NTT Capital
                                   (U.K.) Limited 3rd Floor,
                                   Devon House, 58-60 St.
                                   Katharine's Way, London
                                   E1 9LB, United Kingdom.
------------------------------------------------------------

(1) Unless otherwise indicated, the business address of each of the named persons is Sanno Park Tower, 11-1, Nagata-cho 2-chome, Chiyoda-ku, Tokyo 100-6150.

                             JOINT FILING AGREEMENT


          In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Entities (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Wireless Group Common Stock, par value $1.00 per share, of AT&T Corp., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

          IN WITNESS WHEREOF, the undersigned hereby executes this Agreement this 5th day of January, 2001.



                         NTT DOCOMO, INC.



                         By:    /s/ Yoshinori Uda
                            ------------------------------------
                         Name:      Yoshinori Uda
                         Title:     Senior Executive Vice President

          IN WITNESS WHEREOF, the undersigned hereby executes this Agreement this 5th day of January 2001.


                              NIPPON TELEGRAPH AND TELEPHONE CORPORATION



                              By: /s/ Kanji Koide
                                 ----------------------------
                              Name:   Kanji Koide
                              Title   Senior Vice President

          IN WITNESS WHEREOF, the undersigned hereby executes this Agreement this 5th day of January 2001.


                              DCM CAPITAL USA (UK) LIMITED



                              By:  /s/ Masao Nakamura
                                 -------------------------------
                              Name:    Masao Nakamura
                              Title:   Chairman